Filed pursuant to Rule 424(b)(3)
Registration Statement File No. 333-132296

PROSPECTUS SUPPLEMENT NO. 7

TO

PROSPECTUS DATED APRIL 25, 2007

MDWERKS, INC.

This prospectus supplement should be read in conjunction with our prospectus dated
April 25, 2007 and in particular “Risk Factors” beginning on page 7 of the prospectus.

This prospectus supplement includes the attached Current Report on Form 8-K of MDwerks, Inc., filed with the Securities and Exchange Commission on December 5, 2007.

The date of this prospectus supplement is December 5, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 3, 2007

MDWERKS, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation)

333-118155	33-1095411
(Commission File Number)	(IRS Employer Identification Number)

Windolph Center, Suite I 1020 N.W. 6th Street Deerfield Beach, FL 33442
(Address of Principal Executive Offices)

(954) 389-8300
(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13-e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On December 3, 2007 we received gross proceeds of $575,000 in connection with a financing provided by Vicis Capital Master Fund (“Vicis”), an unaffiliated accredited investor. In connection with the financing, we issued a Convertible Note to Vicis in the original principal amount of $575,000 (the “Note”).

The Note bears interest at the rate of 8% per year. Subject to certain prepayment provisions, unpaid principal and interest due under the Note will become due and payable on December 2, 2008.

Our obligations under this Note are unsecured and are expressly subordinated to our obligations to Gottbetter Capital Master, Limited (“Gottbetter”) in connection with the promissory note, dated October 19, 2006, that we issued to Gottbetter in the original principal amount of $2,500,000 and the promissory note, dated November 9, 2006, that we issued to Gottbetter in the original principal amount of $2,500,000.

We are currently negotiating an additional financing transaction with Vicis involving the sale of preferred stock and warrants. Upon the initial closing of an additional financing transaction with Vicis, the Note shall be automatically converted into shares of preferred stock and warrants to be sold in such financing determined by dividing the amount of principal outstanding under the Note plus accrued interest thereon by the price per unit at which each share of preferred stock and each warrant will be sold to Vicis in connection with the financing transaction.

We intend to use the net proceeds received in connection with the issuance of the Note for general working capital purposes.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

The following exhibits are filed as part of this report:

Exhibit No.	Description

4.1	Convertible Note issued to Vicis Capital Master Fund, dated December 3, 2007, in the original principal amount of $575,000.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

MDWERKS, INC.

Date: December 5, 2007	By:	/s/ Howard B. Katz
Howard B. Katz
Chief Executive Officer

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Exhibit Index

Exhibit No.	Description

4.1	Convertible Note issued to Vicis Capital Master Fund, dated December 3, 2007, in the original principal amount of $575,000.

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MDWERKS, INC.
CONVERTIBLE NOTE

Issuance Date: December 3, 2007	Original Principal Amount: U.S. $575,000

FOR VALUE RECEIVED, MDwerks, Inc., a Delaware corporation (the “Company”), hereby promises to pay to Vicis Capital Master Fund or its registered assigns (“Holder”) the amount set out above as the Original Principal Amount (as may be reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the “Principal”) when due, whether upon the Maturity Date (as defined below), and to pay interest (“Interest”) on any outstanding Principal at a rate per annum equal to the Interest Rate (as defined below), from the date set out above as the Issuance Date (the “Issuance Date”) until the same becomes due and payable.

1.            PAYMENTS OF PRINCIPAL AND INTEREST; MATURITY; PREPAYMENT.

(a) On December 2, 2008 (the “Maturity Date”), the Company shall pay to the Holder an amount equal to the Principal plus accrued Interest thereon in cash in accordance with Section 8 of this Note.

(b) Maker, at its option, may prepay all or any part of the outstanding principal amount of this Note and accrued interest thereon through the date of prepayment without penalty.

2.            INTEREST; INTEREST RATE. Interest on this Note shall commence accruing on the Issuance Date at the rate of 8% per annum and shall be computed on the basis of a 360-day year and actual days elapsed and shall be payable in arrears.

3.            CONVERSION OF NOTE. Upon the initial closing of the sale of units to Vicis Capital Master Fund or one or more of its affiliates consisting of (i) shares of Series B Preferred Stock of the Company (“Series B Preferred Stock”), (ii) accompanying warrants to purchase shares of Common Stock of the Company (“Warrants” and, collectively with the Series B Preferred Stock, a “Unit”), this Note shall be automatically converted into the number of Units determined by dividing the amount of Principal outstanding under this Note plus accrued Interest thereon by the price per Unit at which such Units are sold to Holder. Upon such conversion, the Company shall deliver to Holder the securities constituting the Units into which this Note is converted and Holder shall surrender this Note to the Company for cancellation.

4.            RIGHTS UPON EVENT OF DEFAULT.

(a) Event of Default.  Each of the following events shall constitute an “Event of Default”:

(i)  the Company's failure to pay to the Holder any amount of Principal (including, without limitation, any redemption or make-whole payments), Interest, or other amounts when and as due under this Note;

(ii)  the Company or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal, foreign or state law for the relief of debtors (collectively, “Bankruptcy Law”), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official (a “Custodian”), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

(iii)  a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of the Company or any of its Subsidiaries or (C) orders the liquidation of the Company or any of its Subsidiaries; or

(iv)  the Company shall default in the observance or performance of any term or provision of an agreement, to which it is a party or by which it is bound, which default will have a Material Adverse Effect (as defined below) and such default is not waived or cured within the applicable grace period provided for in such agreement.

“Material Adverse Effect” means an event or combination of events, which individually or in the aggregate, would reasonably be expected to (x) materially adversely affect the legality, validity or enforceability of this Note (y) have or result in a material adverse effect on the results of operations, business, operations, assets, or financial condition of the Company and its subsidiaries, taken as a whole, or (z) materially adversely impair the Company's ability to perform fully on a timely basis its material obligations under the Note.

(b) Upon the occurrence of an Event of Default, the Holder may, at its option, declare the entire amount of principal and accrued interest on this Note immediately due and payable by written notice delivered to the Maker, in which event the Maker shall immediately pay to the Holder the entire unpaid principal balance of this Note together with accrued interest thereon. In addition to the payment of principal and interest on this Note, upon the occurrence of an Event of Default, Maker shall reimburse Holder for all of Holder’s costs and expenses, including attorney fees and disbursements, incurred by Holder in enforcing the provisions of this Note. Upon the occurrence of an Event of Default Interest shall accrue at the rate of the lesser of 12% per annum, or the maximum rate of interest per annum permitted by applicable law.

5.            PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the reasonable costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

6.            CONSTRUCTION; HEADINGS. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

7.            FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

8.            NOTICES; PAYMENTS.

(a) All notices and other communications made pursuant to the provisions of or in connection with this Note shall be in writing and shall be deemed to have been duly made when delivered personally or by express mail or courier or when sent by facsimile transmission with confirmation received:

(i) If to the Holder, to 126 East 56th Street, 7th Floor, New York, NY 10022, or to such other address as the Holder may give notice of to the Maker from time to time; or

(ii) If to the Maker, 1020 NW 6th Street, Suite I, Deerfield Beach, FL 33442, or to such other address as the Maker may give notice of to the Holder from time to time.

(b) Whenever any payment of cash is to be made by the Company to Holder pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to Holder at such address as previously provided to the Company in writing; provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions.  Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date.

9.            CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note has been paid in full, or this note is converted pursuant to Section 3 of this Note, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

10.          WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

11.          GOVERNING LAW. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of Florida, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Florida or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Florida.   In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note.

12.          SUBORDINATION. The obligations of the Company under this Note are expressly subordinated to the obligations of the Company and its Subsidiaries in connection with (i) that certain promissory note, dated October 19, 2006, issued by the Company to Gottbetter Capital Master, Limited (“Gottbetter”) in the original principal amount of $2,500,000 and (ii) that certain promissory note, dated November 9, 2006, issued by the Company to Gottbetter in the original principal amount of $2,500,000 (the indebtedness evidenced by each of such notes is hereinafter referred to as “Permitted Senior Indebtedness”). By acceptance of this note, Holder agrees that it shall promptly execute and deliver (i) such agreements, documents and instruments as may be reasonably requested by holders of Permitted Senior Indebtedness, expressly confirming the subordination of the Company’s obligations under this Note to those of the holders of Permitted Senior Indebtedness and (ii) such intercreditor agreements as may be reasonably requested by holders of Permitted Senior Indebtedness relating to customary intercreditor arrangements including, but not limited to, standstill agreements and the right to cure defaults under this Note.

13.          COMPANY REPRESENTATIONS AND WARRANTIES. The Company represents and warrants to the Holder as of the Issuance Date as follows:

(a) Status. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power to own its properties and to carry on its business as now being conducted.

(b) Authorization. This Note is duly authorized and, upon payment and issuance in accordance with the terms hereof, shall be free from all taxes, liens and charges with respect to the issuance thereof. This Note has been duly executed and delivered by the Company and is a valid and binding agreement of the Company enforceable in accordance with its terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium, and other similar laws affecting the enforcement of creditors' rights generally.

(c) Non-Contravention. The execution and delivery of this Note does not and will not conflict with or result in a breach by the Company of any of the terms or provisions of, or constitute a default under (i) the certificate of incorporation or by-laws of the Company, each as currently in effect, (ii) any indenture, mortgage, deed of trust, or other material agreement or instrument to which the Company is a party or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, or result in the imposition of any lien, encumbrance, claim, security interest or restriction whatsoever upon any of the material properties or assets of the Company or any subsidiary pursuant to, any agreement, credit facility, debt or other instrument (evidencing a Company debt or otherwise) or other understanding to which the Company is a party or by which any property or asset of the Company is bound or affected, or (iii) any existing applicable law, rule, or regulation or any applicable decree, judgment, or order of any court, United States federal or state regulatory body, administrative agency, or other governmental body having jurisdiction over the Company or any of its properties or assets, except in the case of clauses (ii) and (iii), such conflict, breach or default which would not have or result in a Material Adverse Effect.

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

MDWERKS, INC.

By:	/s/ Howard B. Katz
Name: Howard B. Katz
Title: Chief Executive Officer